ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Granted Patent for All-Dry, Zero-Waste Cathode Synthesis

BRISBANE, Australia, June 27, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced it has been granted a patent for its proprietary all-dry, zero-waste cathode synthesis technology in Japan. This patent (Patent JP7504195) furthers NOVONIX’s position as a leading provider of innovative technologies serving the electric vehicle and energy storage sectors by utilizing its all-dry, zero-waste cathode processing to produce high-quality single-crystal NMC powders. The Company currently has 10 families of cathode process patent applications in various stages of examination across different jurisdictions.

Dr. Chris Burns, CEO of NOVONIX, said, “NOVONIX’s cathode process is a groundbreaking innovation that offers a transformative method of cathode production, resulting in a more economical and environmentally sustainable cathode material. Obtaining patent protection for our proprietary process in Japan, a key market for the battery industry, is a significant milestone on our road to commercializing this technology.”

In September 2023, NOVONIX shared the results of an engineering study conducted by Hatch Ltd., a global engineering consultancy firm, on the Company’s cathode synthesis process. The report highlighted potentially significant cost and waste reduction improvements over the conventional cathode synthesis process. The study found that NOVONIX’s process may potentially reduce power consumption by an estimated 25% and practically eliminate waste byproduct generation over the conventional process. These factors contributed to a potential processing cost reduction of an estimated 50% (excluding material feedstock costs) and potentially lower capital costs by an estimated 30%.

The Company continues to utilize its pilot line capabilities to produce and sample various grades of mid- and high-nickel cathode materials based on the specifications of prospective commercialization partners.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori McLeod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding statements we make regarding our cathode synthesis process and our expectations as to patent office action on our pending patent applications.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes. and regulatory developments in the United States and other jurisdictions in which we seek patent protection. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA